Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas

6th Floor

New York, NY 10020

November 7, 2018

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rhinebeck Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-227266
Request for Acceleration of Effective Date

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Rhinebeck Bancorp, Inc. (the “Company”) in requesting that the effective date of the Company’s above-referenced registration statement on Form S-1 be accelerated to November 9, 2018 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory